THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions, unaudited)

Year Ended December 31,	2006	2005	2004	2003	2002
Earnings from continuing operations before taxes on earnings and extraordinary gain	$1,476	$1,027	$547	$627	$195

Fixed charges
Interest expense:
Brokerage client cash balances	426	378	113	76	164
Deposits from banking clients	200	74	21	5	—
Long-term debt	29	30	28	30	40
Other	24	19	10	18	6

Total	679	501	172	129	210
Interest portion of rental expense	52	56	65	72	68

Total fixed charges (A)	731	557	237	201	278

Earnings from continuing operations before taxes on earnings, extraordinary gain, and fixed charges (B)	$2,207	$1,584	$784	$828	$473

Ratio of earnings to fixed charges (B) ÷ (A) (1)	3.0	2.8	3.3	4.1	1.7
Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	15.1	10.8	6.3	6.2	2.7

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings from continuing operations before taxes on earnings, extraordinary gain, and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.